Exhibit 8(sss)
SHAREHOLDER SERVICES AGREEMENT
     This Agreement is made as of December 28, 2007, by and between OppenheimerFunds Distributor, Inc. (the “Distributor”), a New York company, and ML Life Insurance Company of New York (the “Company”), a New York life insurance company.
     WHEREAS, the Company has entered into a participation agreement dated October 11, 2002, with the Distributor with respect to the purchase of a class of shares designated “Class A Shares” of one or more series of each Oppenheimer Fund (each a “Fund”) by certain separate accounts of the Company (“Accounts”); and
     WHEREAS, the Distributor serves as the distributor to each Fund; and
     WHEREAS, the Company desires to provide certain shareholder services to owners (“Contract Owners”) of variable life insurance policies or variable annuity contracts (“Contracts”) in connection with their allocation of contract values to the Funds and Distributor desires Company to provide such services, subject to the conditions of this Agreement; and
     WHEREAS, pursuant to Rule 12b-1 under the 1940 Act, the Funds have adopted a Distribution and Shareholder Servicing Plan (the “12b-1 Plan”) for Class A shares which, which, among other things, authorizes the Distributor to compensate organizations that provide the types of services contemplated by the 12b-1 Plan out of each Fund’s average daily net assets attributable to the Class A Shares:
     Now THEREFORE, in consideration of mutual covenants contained in this Agreement, the Distributor and the Company agree as follows:
     1. Services of Company.
          (a) The Company shall provide any combination of the following support services, as agreed upon by the parties from time to time, to Contract Owners who allocate contract values to the Class A Shares of the Funds: delivering prospectuses, statements of additional information, shareholder reports, proxy statements, and marketing materials to prospective and existing Contract Owners; providing educational materials regarding the Class A Shares; providing facilities to answer questions from prospective and existing Contract Owners about the Funds; receiving and answering correspondence; complying with federal and state securities laws pertaining to the sale of Class A Shares; assisting Contract Owners in completing application forms and selecting account options; and providing Contract Owner recordkeeping and similar administrative services.
          (b) The Company will provide such office space and equipment, telephone facilities, and personnel as may be reasonably necessary or beneficial in order to provide such services to Contract Owners.

          (c) The Company will furnish to the Distributor, a Fund, or their designees such information as the Distributor may reasonably request, and will otherwise cooperate with the Distributor in the preparation of reports to the Fund’s Board of Trustees/Directors concerning this Agreement, as well as any other reports or filings that may be required by law.
     2. Maintenance of Records. The Company shall maintain and preserve all records as required by law to be maintained and preserved in connection with providing the services herein. Upon the reasonable request of Distributor or the Fund, Company shall provide Distributor, the Fund, or the representative of either, copies of all such records.
     3. Fees. As long as Company or its affiliate is listed as the Broker-Dealer of record on the Account, Company shall be entitled to receive the Class A 12b-1 fee as disclosed in the Fund prospectuses. Notwithstanding anything contained herein to the contrary, the amount to be paid under any such 12b-1 plan shall be as set forth in the 12b-1 Plans or as set by the Fund Trustees/Directors from time to time. The parties acknowledge that the Fund Trustees/Directors have the right to reduce or eliminate the 12b-1 fees at any time. The parties further acknowledge that this Agreement is simply intended to describe Company’s eligibility to receive 12b-1 fees as further described in the then-current prospectus of the Funds and is not intended to contractually obligate OFDI to pay such 12b-1 fee.
          Distributor will calculate the fee at the end of each calendar month and will make such payment to the Company, without demand or notice by the Company, within thirty (30) days thereafter. Such payment will be accompanied by a statement showing the calculation of the amounts being paid by Distributor and such other supporting data as may be reasonably requested by the Company.
          Payment of fees under this Agreement shall be made to Company in accordance with Company procedures. Company may amend procedures and in the event of such amendment will provide sufficient notice to the paying entity.
     4. Representations, Warranties and Agreements.
     The Company represents, warrants, and covenants that if required by applicable law, the Company will disclose to each Contract Owner the existence of the Servicing Fee received by the Company pursuant to this Agreement in a form consistent with the requirements of applicable law.
     The Distributor represents and warrants that it is a broker-dealer registered under the Securities Exchange Act of 1934.

     5. Termination.
          (a) This Agreement will automatically terminate with respect to a Fund in the event of its assignment (as such term is defined in the 1940 Act) with respect to such Fund. This Agreement may be terminated with respect to any Fund by the Distributor or by the Company, without penalty, upon sixty (60) days’ prior written notice to the other party.
          (b) In addition, either party may terminate this Agreement immediately if at any time it is determined by any federal or state regulatory authority that compensation to be paid under this Agreement is in violation of or inconsistent with any federal or state law.
     6. Miscellaneous.
          (a) No modification of any provision of this Agreement will be binding unless in writing and executed by the parties. No waiver of any provision of this Agreement will be binding unless in writing and executed by the party granting such waiver.
          (b) This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns; provided, however that neither this Agreement nor any rights, privileges, duties, or obligations of the parties may be assigned by either party without the written consent of the other party or as expressly contemplated by this Agreement.
          (c) This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York, exclusive of conflicts of laws.
          (d) This Agreement may be executed in several counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.

OPPENHEIMER FUNDS DISTRIBUTOR, INC

By:	/s/ Illegible

Name: Illegible
Title: VP

ML LIFE INSURANCE COMPANY OF NEW YORK

By:	/s/ Lonny J Olejniczak

Name: Lonny J Olejniczak
Title: President

Exhibit A to Shareholder Services Agreement

Name of Portfolio	Current Annual Class A 12b-1 Service Fee

Oppenheimer Global Fund A	0.25%
Oppenheimer Main Street Fund A	0.25%
Oppenheimer Main Street Small Cap Fund A	0.25%
Oppenheimer Quest Opportunity Value Fund A	0.25%
Oppenheimer Capital Appreciation Fund A	0.25%

*	Shall not exceed 0.25%

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